07006987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 20564 25064 |

SEC MAIL PROCESSING SECTION RECEIVED MAY 1 5 2007 DIVISION OF MARKET REGULATION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAYMOND C. FORBES & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIC R. OBSBAUM (212) 509-7800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

80 BROAD STREET 19 FLOOR (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, MARIE-REGINA FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAYMOND C. FORBES & CO., INC., as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2010

Gloria Calicchia
Notary Public

Signature

VICE-PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

# SEPTEMBER 30, 2006

## RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY

## INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Raymond C. Forbes & Co., Inc.:

We have audited the consolidated statement of financial condition of Raymond C. Forbes & Co., Inc. and Subsidiary (the "Company") as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Raymond C. Forbes & Co., Inc. and Subsidiary in conformity with accounting principles generally accepted in the United States of America.

November 22, 2006

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

**RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2006**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,559,689 |
| Receivable from clearing brokers | | 284,188 |
| Securities owned: | | |
| Marketable, at market value | | 244,922 |
| Not readily marketable, at estimated fair value | | 2,322,147 |
| Receivable from brokers and dealers, less allowance for doubtful accounts of $10,370 | | 324,778 |
| Other assets | | 229,494 |
| Total assets | $ | 4,965,218 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 756,020 |
| Due to brokers | | 30,811 |
| Corporation income tax payable | | 100,000 |
| Deferred corporation income tax payable | | 60,000 |
| Total liabilities | | 946,831 |
| Stockholders' equity | | 4,018,387 |
| Total liabilities and stockholders' equity | $ | 4,965,218 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. ("Forbes") is a broker-dealer registered with the Securities and Exchange Commission (The "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE"). The Company operates on the floor of the NYSE and is exempt from the requirements of SEC rule 15c3-3 under paragraph (k)(2)(ii). Forbes owns HYY Forbes, LLC ("HYY").

During 2003, HYY and Harvey Young Yurman, Inc. entered into a purchase and sale agreement. Harvey Young Yurman, Inc. agreed to sell its floor brokerage operations on the NYSE to HYY for a purchase price that will be determined based on agreed upon percentages applied to HYY's earnings over a five-year period. Through September 30, 2006, goodwill incurred by HYY in connection with this purchase amounted to $107,730, which is included in other assets. HYY is also registered as a broker-dealer with the SEC and is a member of NYSE. HYY conducts its business on the NYSE floor.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Raymond C. Forbes & Co., Inc. and its wholly owned subsidiary HYY Forbes, LLC (collectively "the Company). All material intercompany accounts are eliminated.

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-basis as securities transactions occur.

Securities owned are stated at market value and securities not readily marketable are valued at fair market value as determined by management. The resulting difference between cost and market (or fair value) is included in net income.

Cash and cash equivalents include cash in bank accounts and deposits in money market funds with maturities of three months or less. At September 30, 2006, cash equivalents in money market accounts amounted to $6,700.

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill. As more fully described in Note 1, the Company has incurred an aggregate amount of $107,730 for the acquisition of its subsidiary.

## NOTE 2 - CONTINUED

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements. Deferred income taxes arise from temporary differences in the carrying value of stock received in the conversion of a NYSE membership (Note 11).

For tax purposes, the subsidiary is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities and items of income, deduction and credit of HYY are treated as those of Raymond C. Forbes & Co., Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customers' transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customers' transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

## NOTE 4 - RELATED PARTY TRANSACTIONS

During the year, the Company reimbursed one related party for the lease expense associated with the use of a NYSE membership seat. The reimbursement to the related party totaled $67,500 for the year ended September 30, 2006 and is shown on the consolidated statement of income in exchange fees and seat rentals.

Raymond C. Forbes & Co., Inc. was indebted to a related party for a subordinated borrowing in the amount of $150,000. During the year the loan was repaid.

## NOTE 5 - SECURITIES OWNED

At September 30, 2006, securities owned consists of:

| | |
|---|---|
| Marketable: Obligations of the U.S. government | $ 244,922 |
| Not readily marketable: | |
| Restricted equity shares of NYSE Group, Inc. acquired in a merger (Note 11) | 2,072,145 |
| Convertible preferred stock of a privately held company | 250,002 |
| | $2,567,069 |

## NOTE 6 - ACCRUED EXPENSES AND OTHER LIABILITIES

At September 30, 2006, accrued expenses and other liabilities consists of:

| | |
|---|---|
| Operating expense accruals | $379,819 |
| Distributions payable | 300,000 |
| Reserve for research expenditures | 41,615 |
| Due to former owners of subsidiary | 22,232 |
| Indebtedness to bank | 12,355 |
| Total | $756,020 |

## NOTE 7 - PENSION AND PROFIT-SHARING PLAN

The Company participated in a profit-sharing plan (the "plan") with a related party. The plan covers all employees over the age of 21 having at least one year of service. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, up to fifteen percent of eligible compensation. For the plan year ended August 31, 2006, the Company made no contributions to the plan.

## NOTE 8 - 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Sections 401(k).

The Company makes matching contributions equal to the employee elective deferral contributions. However, matching contributions are not made with respect to elective deferral contributions in excess of 3% of an employee's compensation.

## NOTE 9 - NET CAPITAL REQUIREMENT OF RAYMOND C. FORBES & CO., INC.

As registered broker-dealers Forbes and HYY are separately subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires that Forbes maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of September 30, 2006, Forbes had net capital of approximately $1,524,000, which exceeded its requirements of $56,000 by $1,467,000. At September 30, 2006, the Company's ratio of aggregate indebtedness to net capital was approximately 56%.

## NOTE 10 - CONCENTRATION OF CREDIT RISK AND OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

## NOTE 11 - CONVERSION OF NYSE MEMBERSHIP

During March 2006 NYSE completed a merger with Archipelago Holdings, Inc. Archipelago operates an all-electronic stock market for trading equity securities. Also, during the fiscal year, a stockholder contributed his membership in the New York Stock Exchange to the Company. The contribution is recorded at the value of the shares in NYSE Group, Inc. that were issued in exchange for the membership. After the issuance of those shares the Company realized losses and has recorded unrealized losses on the shares owned.

For tax purposes the Company's basis in the shares that were acquired reflects the original cost of the seat. The difference in basis will cause the Company to report income that will result in a tax liability. The Company has recorded a provision for New York City general corporation income tax that will be paid based on realized gains and a deferred tax on the unrealized gain.



END